The Sumitomo Trust & Banking Co., Ltd.
NEW YORK BRANCH
527 MADISON AVENUE, NEW YORK, N.Y. 10022
TELEPHONE (212) 326-0600

January 30, 2006

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

The Sumitomo Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.: 82-4617

Ladies and Gentlemen:

The Sumitomo Trust and Banking Company, Limited, a bank organized as a joint stock company under the laws of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following documents to the Commission:

Notice concerning Financial Results for the Third Quarter of Fiscal year 2006

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

01/30/07 11:48AM

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed postage-paid envelope.

Very truly yours,

The Sumitomo Trust and
Banking Company, Limited

By ______________________

Name: Matsuura, Toru
Title: Controller

Explanatory Material

3rd Quarter of Fiscal Year 2006 ended on December 31, 2006

The Sumitomo Trust and Banking Co., Ltd.

Table of Contents

1. Summary of the financial results for the 3rd quarter of FY2006

(Consolidated)

		Millions of Yen			
		3Q			Full FY2005
		FY2006	FY2005	Change	
Gross profits	1	**274,708**	258,179	16,529	359,542
Gross profits before credit costs (1+4)	2	**275,674**	259,214	16,460	360,354
Net trust fees	3	**46,801**	43,461	3,339	68,900
Principal guaranteed trust a/c credit costs	4	**965**	1,034	-68	811
Trust fees from principal guaranteed trust a/c	5	**11,061**	13,140	-2,079	19,587
Other trust fees	6	**36,706**	31,356	5,349	50,125
Net interest income	7	**116,000**	106,296	9,704	150,972
Net fees and commissions	8	**70,891**	65,726	5,165	100,572
Net gains on trading	9	**5,053**	3,319	1,733	5,504
Others	10	**35,962**	39,375	-3,413	33,591
General & administrative expenses	11	**135,847**	125,674	10,172	170,206
Net transfer to general reserves	12	**-5,913**	-	-5,913	9,530
Banking a/c credit costs	13	**11,190**	6,282	4,907	-522
Net gains on stocks	14	**5,168**	7,691	-2,522	6,977
Net income from affiliates by equity method	15	**5,615**	1,832	3,782	2,695
Others	16	**3,676**	-12,270	15,947	-18,051
Net operating income	17	**148,044**	**123,474**	**24,570**	**171,949**
Extraordinary income	18	**1,663**	5,179	-3,515	-609
Reversal of reserves(*)	19	**-**	5,156	-5,156	-
Net income before income taxes	20	**149,708**	128,653	21,054	171,340
Income taxes	21	**30,193**	3,195	26,997	5,074
Deferred income taxes	22	**16,856**	45,799	-28,942	61,978
Minority interest	23	**4,132**	3,179	953	4,218
Net income	24	**98,526**	**76,480**	**22,046**	**100,069**

(*) Due to the reversal of reserves, the amount is included in the extraordinary income.

Total credit costs (4 + 12 +13 - 19)	25	**6,242**	2,161	4,081	9,819

Net business profit before credit costs	26	**151,196**	138,859	12,336	196,270

<Number of subsidiaries/ affiliates>

	Dec. 2006	Sep. 2006	Mar. 2006	Change from Sep. 2006	Change from Mar. 2006
Consolidated subsidiaries	**32**	27	24	5	8
Affiliates (subject to the equity method)	**7**	10	9	-3	-2

(Non-consolidated)

		Millions of Yen			
		3Q			Full FY2005
		FY2006	FY2005	Change	
Gross profits	1	**210,585**	205,086	5,498	285,464
Gross profits before credit costs (1+4)	2	**211,551**	206,121	5,429	286,276
Net trust fees	3	**46,801**	43,461	3,339	68,900
Principal guaranteed trust a/c credit costs	4	**965**	1,034	-68	811
Trust fees from principal guaranteed trust a/c	5	**11,061**	13,140	-2,079	19,587
Net capital gains on sale of securities	6	**-0**	3	-3	4
Other trust fees	7	**36,706**	31,356	5,349	50,125
Net interest income	8	**103,475**	100,907	2,568	142,955
Net fees and commissions	9	**36,827**	39,153	-2,325	61,305
Net gains on trading	10	**5,053**	3,319	1,733	5,504
Others	11	**18,427**	18,244	183	6,798
Net capital gains on bonds	12	**6,368**	15,622	-9,253	-5,301
Net gains on financial derivatives	13	**811**	-2,472	3,284	6,715
General and administrative expenses	14	**89,419**	89,553	-133	121,647
Net business profit before credit costs (1+4-14)	15	**122,131**	**116,568**	**5,562**	**164,628**
excluding Net capital gains on bonds (15-6-12)	16	**115,763**	100,943	14,820	169,926
Net transfer to general reserves	17	**-5,295**	-	-5,295	10,491
Net business profit	18	**126,460**	115,533	10,927	153,325
Net non-recurring profit	19	**-4,795**	-9,509	4,713	-5,031
Net gains on stocks	20	**5,420**	7,693	-2,272	6,977
Banking a/c net credit costs	21	**9,041**	5,825	3,216	-1,503
Others	22	**-1,175**	-11,377	10,201	-13,513
Net operating income	23	**121,665**	**106,024**	**15,640**	**148,293**
Extraordinary income	24	**1,854**	4,849	-2,994	286
Reversal of reserves(*)	25	-	3,979	-3,979	-
Net income before income taxes	26	**123,519**	110,873	12,645	148,580
Income taxes	27	**21,795**	62	21,732	82
Deferred income taxes	28	**20,356**	42,689	-22,333	60,000
Net income	29	**81,367**	**68,121**	**13,246**	**88,497**

(*) Due to the reversal of reserves, the amount is included in the extraordinary income.

Total credit costs (4 + 17 + 21 - 25)	30	**4,711**	2,879	1,832	9,799

2. Forecast for FY2006

There is no change in the forecast of business performance and dividend for the full FY2006, which we announced on November 20, 2006.

<For reference>

(Consolidated)

	Billions of Yen				
	FY2006			FY2005	Change
	Forecast for FY2006 (A)	3QFY2006 (Actual)	1HFY2006 (Actual)	(Actual) (B)	(A)-(B)
Net business profit before credit costs	**210.0**	151.1	105.3	196.2	13.7
Net operating income	**190.0**	148.0	99.1	171.9	18.0
Net income	**120.0**	98.5	63.9	100.0	19.9

(Non-consolidated)

	Billions of Yen				
	FY2006			FY2005	Change
	Forecast for FY2006 (A)	3QFY2006 (Actual)	1HFY2006 (Actual)	(Actual) (B)	(A)-(B)
Net business profits before credit costs	**170.0**	122.1	86.8	164.6	5.3
Credit costs(*) (a)	**15.0**	4.7	3.3	9.7	5.2
Other non-recurring items	**5.0**	4.2	2.4	-6.5	11.5
Net operating income	**160.0**	121.6	85.9	148.2	11.7
Extraordinary income	**0.0**	1.8	-1.0	0.2	-0.2
Reversal of reserves (b)	**0.0**	-	-	-	0.0
Net income	**100.0**	81.3	55.4	88.4	11.5
Total credit costs (a)-(b)	**15.0**	4.7	3.3	9.7	5.2
Dividend per common stock (Yen)	**17.00**	-	8.50	12.00	5.00
Consolidated dividend payout ratio (%)	**23.70**	---------	---------	20.04	3.66

(*) Includes both Banking a/c and Principal guaranteed trust a/c.

Note: Forecast is subject to change.

3. BIS capital adequacy ratio (Consolidated)

	Dec. 2006	Sep. 2006	Mar. 2006
BIS capital ratio	**11.69%**	11.55%	10.90%
Tier I ratio	**6.30%**	6.25%	6.21%

4. Assets classified under the Financial reconstruction law (After partial direct write-offs)

Banking a/c and principal guaranteed trust a/c combined (Non-consolidated)

	Millions of Yen				
	Dec. 2006	Sep. 2006	Mar. 2006	Change from Sep. 2006	Change from Mar. 2006
Assets classified under the Financial reconstruction law (a)	**88,673**	100,196	109,373	-11,523	-20,699
Loans in bankrupt and practically bankrupt	**7,064**	5,971	7,303	1,093	-239
Doubtful loans	**20,593**	23,420	19,323	-2,826	1,269
Substandard loans (b)	**61,015**	70,805	82,746	-9,789	-21,730
Ordinary assets	**12,121,044**	12,007,577	11,458,248	113,467	662,795
Loans to substandard debtors (excluding substandard loans) (c)	**25,848**	27,451	34,295	-1,602	-8,447
Loans to special mention debtors (excluding (b) and (c))	**346,996**	312,793	418,616	34,203	-71,619
Loans to ordinary debtors	**11,748,198**	11,667,332	11,005,336	80,866	742,862
Total loan balance (d)	**12,209,717**	12,107,774	11,567,622	101,943	642,095
Ratio to total loan balance (a) / (d)	**0.7%**	0.8%	0.9%	-0.1%	-0.2%
Loans to substandard debtors (b)+(c)	**86,864**	98,256	117,042	-11,392	-30,177

Note: Result of self-assessment as of December 31, 2006 is reflected on the disclosed figures.

5. Ending balance of loans (Non-consolidated)

	Millions of Yen				
	Dec. 2006	Sep. 2006	Mar. 2006	Change from Sep. 2006	Change from Mar. 2006
Banking account	**10,872,232**	10,870,759	10,352,598	1,472	519,634
Trust account (Principal guaranteed)	**452,194**	410,104	551,752	42,090	-99,558
Total	**11,324,426**	11,280,863	10,904,350	43,562	420,075

6. Ending balance of domestic deposits and principal guaranteed trust (Non-consolidated)

	Millions of Yen				
	Dec. 2006	Sep. 2006	Mar. 2006	Change from Sep. 2006	Change from Mar. 2006
Individuals	**7,933,902**	7,902,831	7,724,810	31,071	209,091
Deposits (Excluding NCDs and offshore accounts)	**6,929,689**	6,859,647	6,536,849	70,042	392,840
Trust principal (Principal guaranteed)	**1,004,212**	1,043,183	1,187,961	-38,971	-183,749
Corporations and other organizations	**3,063,044**	2,900,688	3,340,556	162,355	-277,512
Deposits (Excluding NCDs and offshore accounts)	**2,351,325**	2,195,191	2,384,491	156,133	-33,166
Trust principal (Principal guaranteed)	**711,719**	705,496	956,065	6,222	-244,345
Total	**10,996,946**	10,803,519	11,065,367	193,427	-68,420

7. Securities

(1) Available-for-sale securities with market value
(Consolidated)

	Millions of Yen							
	Dec. 2006			Sep. 2006			Change of cost	Change of net
	Cost	Market value (Book value)	Net	Cost	Market value (Book value)	Net		
Japanese stocks	**473,684**	916,132	442,447	466,364	870,988	404,624	7,320	37,822
Japanese bonds	**974,365**	966,233	-8,132	1,230,610	1,223,885	-6,724	-256,244	-1,407
Government bonds	**621,040**	615,267	-5,772	866,506	861,917	-4,589	-245,466	-1,183
Local government bonds	**76,794**	76,000	-794	73,816	73,089	-727	2,978	-66
Corporate bonds	**276,530**	274,965	-1,565	290,286	288,878	-1,408	-13,756	-156
Others	**2,487,837**	2,471,056	-16,780	2,287,965	2,274,528	-13,436	199,871	-3,343
Foreign stocks	**4,063**	4,396	332	3,770	4,182	412	293	-79
Foreign bonds	**2,032,347**	2,004,227	-28,120	1,869,864	1,850,446	-19,417	162,483	-8,702
Others	**451,425**	462,432	11,006	414,330	419,899	5,568	37,095	5,438
Total	**3,935,888**	4,353,422	417,534	3,984,939	4,369,402	384,462	-49,051	33,071

(Non-consolidated)

	Millions of Yen							
	Dec. 2006			Sep. 2006			Change of cost	Change of net
	Cost	Market value (Book value)	Net	Cost	Market value (Book value)	Net		
Japanese stocks	**473,469**	915,094	441,625	466,308	870,348	404,039	7,160	37,585
Japanese bonds	**974,365**	966,233	-8,132	1,230,610	1,223,885	-6,724	-256,244	-1,407
Government bonds	**621,040**	615,267	-5,772	866,506	861,917	-4,589	-245,466	-1,183
Local government bonds	**76,794**	76,000	-794	73,816	73,089	-727	2,978	-66
Corporate bonds	**276,530**	274,965	-1,565	290,286	288,878	-1,408	-13,756	-156
Others	**2,445,864**	2,429,203	-16,661	2,258,431	2,245,869	-12,562	187,433	-4,098
Foreign stocks	**4,060**	4,361	300	3,766	4,148	381	293	-80
Foreign bonds	**2,002,792**	1,975,192	-27,599	1,840,705	1,822,194	-18,511	162,087	-9,088
Others	**439,011**	449,649	10,637	413,958	419,526	5,568	25,053	5,069
Total	**3,893,699**	4,310,532	416,832	3,955,349	4,340,102	384,752	-61,650	32,079

(2) Held-to-maturity debt securities with market value
(Consolidated)

	Millions of Yen							
	Dec. 2006			Sep. 2006			Change of cost	Change of net
	Cost (Book value)	Market value	Net	Cost (Book value)	Market value	Net		
Japanese Government Bonds	**505,181**	503,350	-1,831	511,856	510,836	-1,019	-6,674	-811
Japanese Local Government Bonds	**100**	99	-0	100	99	-0	-	-
Japanese Corporate Bonds	**209,087**	207,868	-1,219	290,276	289,331	-944	-81,189	-274
Others	**284**	319	35	1,387	1,408	20	-1,102	14
Foreign bonds	**284**	319	35	1,387	1,408	20	-1,102	14
Total	**714,653**	711,638	-3,015	803,619	801,676	-1,943	-88,966	-1,071

(Non-consolidated)

	Millions of Yen							
	Dec. 2006			Sep. 2006			Change of cost	Change of net
	Cost (Book value)	Market value	Net	Cost (Book value)	Market value	Net		
Japanese Government Bonds	**504,837**	503,008	-1,828	511,511	510,494	-1,017	-6,674	-811
Japanese Local Government Bonds	-	-	-	-	-	-	-	-
Japanese Corporate Bonds	**209,087**	207,868	-1,219	290,276	289,331	-944	-81,189	-274
Others	-	-	-	-	-	-	-	-
Foreign bonds	-	-	-	-	-	-	-	-
Total	**713,924**	710,876	-3,047	801,788	799,826	-1,962	-87,863	-1,085

8. Trust accounts (Non-consolidated)

	Millions of Yen				
	Dec. 2006	Sep. 2006	Mar. 2006	Change from Sep. 2006	Change from Mar. 2006
<Assets>					
Loans and bills discounted	**632,630**	592,004	755,381	40,625	-122,750
Investment securities	**9,846,230**	9,361,168	7,725,066	485,061	2,121,164
Money held in trust	**48,651,160**	47,209,092	41,287,117	1,442,068	7,364,042
Securities held in custody accounts	**376,874**	311,325	239,005	65,549	137,868
Money claims	**6,867,901**	6,205,559	4,650,703	662,341	2,217,198
Premises and equipment	**3,781,509**	3,693,203	3,426,969	88,305	354,539
Other claims	**1,884,361**	1,697,365	1,615,217	186,996	269,144
Call loans	**1,900**	3,400	3,000	-1,500	-1,100
Loans to banking account	**1,418,321**	1,490,588	1,733,446	-72,266	-315,124
Cash and due from banks	**227,478**	247,026	233,959	-19,547	-6,480
Total assets	**73,688,368**	70,810,733	61,669,866	2,877,634	12,018,501
<Liabilities>					
Money trust	**21,280,878**	20,818,705	18,070,043	462,172	3,210,834
Pension trust	**6,591,685**	6,521,572	5,811,884	70,112	779,800
Property formation benefit trusts	**8,764**	9,293	9,214	-528	-449
Loan trusts	**746,645**	804,519	885,962	-57,874	-139,316
Securities investment trusts	**15,523,342**	14,105,756	11,982,306	1,417,585	3,541,035
Money entrusted, other than money trusts	**3,172,310**	3,144,250	2,376,059	28,060	796,251
Securities trusts	**12,734,950**	12,586,578	12,063,798	148,372	671,151
Money claims trusts	**6,535,704**	5,926,525	4,373,386	609,178	2,162,317
Equipment trusts	**1,147**	1,411	1,686	-264	-539
Land and fixtures trusts	**147,707**	147,805	154,251	-97	-6,543
Composite trusts	**6,945,231**	6,744,313	5,941,271	200,917	1,003,959
Other trusts	**0**	0	0	-	-
Total liabilities	**73,688,368**	70,810,733	61,669,866	2,877,634	12,018,501

COMPANY INFORMATION

The Sumitomo Trust & Banking Co., Ltd.
4-4, Marunouchi 1-chome, Chiyoda-ku, TOKYO 100-8233 JAPAN

January 30, 2007

Financial Results for the Third Quarter of Fiscal Year 2006

The Sumitomo Trust and Banking Company, Limited ("the Bank", hereafter) announces its financial results for the third quarter of fiscal year 2006 ended December 31, 2006 and forecasts for full fiscal year 2006 ending March 31, 2007. The financial summary is stated as below.
Financial results for the third quarter of fiscal year are not audited.

Financial Results for the Third Quarter of Fiscal Year 2006 <under Japanese GAAP>

Third-Quarter Ended December 31	Millions of Yen, except for percentages			Millions of U.S.Dollars
	2006	2005	% change	2006
<Consolidated>				
Operating Income	585,644	553,998	5.7	4,916.4
Operating Profits	148,044	123,474	19.9	1,242.8
Net Income	98,526	76,480	28.8	827.1
Total Assets	21,251,559	19,671,592	8.0	178,404.6
Total Net Assets	1,345,007	—	—	11,291.2
Stockholders' Equity	—	1,084,392	—	—
Per Share	Yen		change	U.S.Dollars
Net Income	58.89	45.85	13.04	0.49
Net Income (fully diluted)	58.88	45.82	13.06	0.49
Total Net Assets	705.77	—	—	5.92
Stockholders' Equity	—	648.79	—	—

Third-Quarter Ended December 31	Millions of Yen, except for percentages			Millions of U.S.Dollars
	2006	2005	% change	2006
<Non-consolidated>				
Operating Income	393,375	381,561	3.1	3,302.3
Operating Profits	121,665	106,024	14.8	1,021.4
Net Income	81,367	68,121	19.4	683.1
Total Assets	20,643,345	19,366,134	6.6	173,298.7
Total Net Assets	1,143,923	—	—	9,603.1
Stockholders' Equity	—	1,066,677	—	—
Per Share	Yen		change	U.S.Dollars
Net Income	48.64	40.84	7.80	0.41
Net Income (fully diluted)	48.63	40.81	7.81	0.41
Total Net Assets	683.72	—	—	5.74
Stockholders' Equity	—	638.19	—	—
	%			
Net Assets to Total Assets Ratio	5.5	—		
Equity to Total Assets Ratio	—	5.5		

The Sumitomo Trust & Banking Co., Ltd.

January 30, 2007

Income Forecasts for Fiscal Year 2006

	Millions of Yen Full Fiscal Year
<Consolidated>	
Operating Income	820,000
Operating Profits	190,000
Net Income	120,000
	Yen
Net Income per Share	71.72

	Millions of Yen Full Fiscal Year
<Non-consolidated>	
Operating Income	550,000
Operating Profits	160,000
Net Income	100,000
	Yen
Net Income per Share	59.77
Annual Dividends per Share [Common Stock]	17.00
Interim (actual result)	8.50
Year-end	8.50

- There are no changes to income forecasts announced on November 20, 2006.
- Income forecasts are based on information, which is available at this moment, and assumptions of uncertain factors, which may effect on future operating results. Actual results may differ materially from those forecasts depending on various future events.

Notes :

Basis of Presenting Financial Information

- This financial information is summarized translations of the brief financial statements (Kessan Tanshin) and explanatory material.
- U.S. dollar amounts are converted, for convenience only, at 119.12 yen per dollar (Interbank rate in Tokyo at December 29, 2006).
- All amounts less than one million yen are presented on a rounding down basis.

Criteria for Presentation of Quarterly Financial Statements

- Adoption of simplified accounting methods : None
- Changes in the accounting policies compared with the ones applied for the latest fiscal year : None
- Changes in the scope of consolidation and application of the equity method :
  Consolidation : Newly included 9, Excluded 1
  Equity Method : Newly included 1, Excluded 3

For further information, please contact Hitoshi Sato / Financial Management Department
at 03-3286-8354 by phone, 03-3286-4654 by facsimile, or e-mail : satohit@sumitomotrust.co.jp.

Consolidated Balance Sheet

(Millions of Yen)

	Dec-06	Dec-05	Change	Mar-06
Assets:				
Cash and Due from Banks	549,224	402,906	146,317	892,274
Call Loans and Bills Bought	334,559	108,281	226,278	440,945
Receivables under Securities Borrowing Transactions	246,670	-	246,670	-
Monetary Claims Bought	611,766	357,387	254,379	583,153
Trading Assets	460,721	331,712	129,009	435,044
Money Held in Trust	19,594	14,484	5,109	14,768
Securities	5,599,703	6,423,697	(823,994)	5,767,544
Loans and Bills Discounted	10,675,789	10,071,976	603,812	10,186,276
Foreign Exchanges	4,512	4,526	(13)	3,083
Other Assets	1,937,967	1,177,171	760,795	1,608,153
Premises and Equipment	—	111,119	—	109,653
Tangible Fixed Assets	90,795	—	—	—
Intangible Fixed Assets	135,574	—	—	—
Deferred Tax Assets	25,151	19,272	5,878	20,320
Goodwill	—	115,873	—	113,165
Customers' Liabilities for Acceptances and Guarantees	636,931	595,248	41,683	533,760
Reserve for Possible Loan Losses	(77,403)	(62,066)	(15,336)	(76,206)
Total Assets	21,251,559	19,671,592	1,579,966	20,631,938
Liabilities:				
Deposits	11,317,040	9,765,793	1,551,246	10,363,233
Negotiable Certificates of Deposit	2,051,819	1,975,703	76,116	2,408,656
Call Money and Bills Sold	194,355	728,851	(534,496)	669,023
Payables under Repurchase Agreements	1,010,147	1,319,568	(309,421)	983,715
Payables under Securities Lending Transactions	206,336	658,748	(452,411)	703,050
Trading Liabilities	56,502	42,227	14,275	69,861
Borrowed Money	1,123,046	416,849	706,196	417,089
Foreign Exchanges	74	165	(91)	1
Short-term Corporate Bonds	433,968	248,200	185,768	331,600
Bonds and Notes	548,421	329,100	219,321	377,600
Borrowed Money from Trust Account	1,418,321	1,710,183	(291,861)	1,733,446
Other Liabilities	800,153	564,383	235,769	664,394
Reserve for Employees' Bonus	1,847	1,757	89	5,790
Reserve for Employee Retirement Benefits	10,201	10,383	(182)	10,204
Deferred Tax Liabilities	90,974	53,963	37,011	77,022
Deferred Tax Liabilities for Land Revaluation	6,408	6,539	(130)	6,410
Acceptances and Guarantees	636,931	595,248	41,683	533,760
Total Liabilities	19,906,551	18,427,667	1,478,884	19,354,861
Minority Interests	—	159,533	—	159,085
Stockholders' Equity:				
Capital Stock	—	287,053	—	287,283
Capital Surplus	—	240,472	—	240,703
Retained Earnings	—	326,113	—	349,751
Revaluation Reserve for Land, Net of Taxes	—	(3,633)	—	(3,740)
Net Unrealized Gains on Securities Available for Sale, Net of Taxes	—	239,687	—	248,116
Foreign Currency Translation Adjustments	—	(4,745)	—	(3,871)
Treasury Stock	—	(555)	—	(251)
Total Stockholders' Equity	—	1,084,392	—	1,117,991
Total Liabilities, Minority Interests and Stockholders' Equity	—	19,671,592	—	20,631,938
Net Assets:				
Owners' Equity:	951,940	—	—	—
Capital Stock	287,461	—	—	—
Capital Surplus	240,883	—	—	—
Retained Earnings	423,947	—	—	—
Treasury Stock	(351)	—	—	—
Valuation and Translation Adjustments:	228,877	—	—	—
Net Unrealized Gains on Securities Available for Sale, Net of Taxes	248,692	—	—	—
Net Deferred Losses on Hedging Instruments, Net of Taxes	(12,275)	—	—	—
Revaluation Reserve for Land, Net of Taxes	(3,735)	—	—	—
Foreign Currency Translation Adjustments	(3,803)	—	—	—
Minority Interests	164,189	—	—	—
Total Net Assets	1,345,007	—	—	—
Total Liabilities and Net Assets	21,251,559	—	—	—

Consolidated Statement of Income

(Millions of Yen)

	Dec-06	Dec-05	Change	Mar-06
Operating Income:				
Trust Fees	46,801	43,461	3,339	68,900
Interest Income:	246,731	192,066	54,665	271,359
Interest on Loans and Discounts	134,704	100,345	34,358	137,367
Interest and Dividends on Securities	89,675	79,614	10,061	117,590
Fees and Commissions	92,933	83,341	9,592	124,999
Trading Income	5,053	3,658	1,394	6,317
Other Operating Income	170,764	177,617	(6,853)	234,106
Other Income	23,360	53,852	(30,492)	84,190
Total Operating Income	585,644	553,998	31,646	789,875
Operating Expenses:				
Interest Expenses:	130,731	85,770	44,961	120,386
Interest on Deposits	66,211	41,132	25,078	57,363
Fees and Commissions	22,042	17,614	4,427	24,427
Trading Expenses	-	338	(338)	812
Other Operating Expenses	134,802	138,242	(3,440)	200,514
General and Administrative Expenses	135,281	129,635	5,645	174,527
Other Expenses	14,743	58,921	(44,178)	97,256
Total Operating Expenses	437,599	430,524	7,075	617,925
Operating Profits	148,044	123,474	24,570	171,949
Extraordinary Profits	3,126	6,572	(3,445)	1,738
Extraordinary Losses	1,463	1,392	70	2,347
Income before Income Taxes and Others	149,708	128,653	21,054	171,340
Provision for Income Taxes and Others:				
Current	30,193	3,195	26,997	5,074
Deferred	16,856	45,799	(28,942)	61,978
Minority Interests	4,132	3,179	953	4,218
Net Income	98,526	76,480	22,046	100,069

Consolidated Statement of Changes in Net Asset

Third-Quarter
Ended December 31, 2006

(Millions of Yen)

	Owners' Equity				
	Capital Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Owners' Equity
Balance at the End of Previous Period	287,283	240,703	349,751	(251)	877,487
Changes of Items during the Period:					
Issuance of New Shares	177	177			354
Dividends from Surplus		-	(24,256)		(24,256)
Bonuses to Directors			(70)		(70)
Net Income			98,526		98,526
Purchase of Treasury Stock				(105)	(105)
Disposal of Treasury Stock		2	-	5	7
Reversal of Revaluation Reserve for Land, Net of Taxes			(3)		(3)
Net Changes of Items Other than Owners' Equity					
Total Changes of Items during the Period	177	179	74,196	(100)	74,453
Balance at the End of the Current Period	287,461	240,883	423,947	(351)	951,940

Third-Quarter
Ended December 31, 2006

(Millions of Yen)

	Valuation and Translation Adjustments						
	Net Unrealized Gains (Losses) on Securities Available for Sale, Net of Taxes	Net Deferred Gains (Losses) on Hedging Instruments, Net of Taxes	Revaluation Reserve for Land, Net of Taxes	Foreign Currency Translation Adjustments	Total Valuation and Translation Adjustments	Minority Interests	Total Net Assets
Balance at the End of Previous Period	248,116	——	(3,740)	(3,871)	240,504	159,085	1,277,076
Changes of Items during the Period:							
Issuance of New Shares							354
Dividends from Surplus							(24,256)
Bonuses to Directors							(70)
Net Income							98,526
Purchase of Treasury Stock							(105)
Disposal of Treasury Stock							7
Reversal of Revaluation Reserve for Land, Net of Taxes							(3)
Net Changes of Items Other than Owners' Equity	576	(12,275)	4	68	(11,626)	5,103	(6,522)
Total Changes of Items during the Period	576	(12,275)	4	68	(11,626)	5,103	67,931
Balance at the End of the Current Period	248,692	(12,275)	(3,735)	(3,803)	228,877	164,189	1,345,007

Segment Information (Consolidated)

Business Segment

Third-Quarter
Ended December 31, 2006

(Millions of Yen)

	Trust Banking Business	Leasing Business	Financial-Related Business	Total	Elimination	Consolidated
Total Operating Income	407,980	150,485	38,824	597,290	(11,646)	585,644
Unaffiliated Customers	404,942	150,485	30,216	585,644	-	585,644
Intersegment	3,038	0	8,608	11,646	(11,646)	-
Total Operating Expenses	273,178	143,105	23,552	439,835	(2,235)	437,599
Operating Profits	134,802	7,380	15,272	157,455	(9,410)	148,044

Notes:
1. Business segment is determined by the principal business of each consolidated subsidiary.
2. The primary content of each business segment is as follows.
(1) Trust Banking Business: trust banking and its supplemental and associated businesses.
(2) Leasing Business: leasing business
(3) Financial-Related Business: credit cards, venture capital, investment trust advisory and other businesses.
3. As STB Leasing Co., Ltd. became the consolidated subsidiary, Leasing Business, formerly included in Financial-Related Business, is separately presented.

Third-Quarter
Ended December 31, 2005

(Millions of Yen)

	Trust Banking Business	Financial-Related Business	Total	Elimination	Consolidated
Total Operating Income	392,477	164,803	557,280	(3,281)	553,998
Unaffiliated Customers	389,683	164,315	553,998	-	553,998
Intersegment	2,793	488	3,281	(3,281)	-
Total Operating Expenses	277,387	156,328	433,715	(3,191)	430,524
Operating Profits	115,090	8,474	123,564	(90)	123,474

Notes:
1. Business segment is determined by the principal business of each consolidated subsidiary.
2. The primary content of each business segment is as follows.
(1) Trust Banking Business: trust banking and its supplemental and associated businesses.
(2) Financial-Related Business: leasing business, credit cards and other businesses.

Year ended
March 31, 2006

(Millions of Yen)

	Trust Banking Business	Financial-Related Business	Total	Elimination	Consolidated
Total Operating Income	571,782	223,066	794,848	(4,973)	789,875
Unaffiliated Customers	567,847	222,028	789,875	-	789,875
Intersegment	3,935	1,037	4,973	(4,973)	-
Total Operating Expenses	412,699	210,109	622,808	(4,883)	617,925
Operating Profits	159,083	12,956	172,040	(90)	171,949

Notes:
1. Business segment is determined by the principal business of each consolidated subsidiary.
2. The primary content of each business segment is as follows.
(1) Trust Banking Business: trust banking and its supplemental and associated businesses.
(2) Financial-Related Business: leasing business, credit cards and other businesses.

Non-Consolidated Balance Sheet

(Millions of Yen)

	Dec-06	Dec-05	Change	Mar-06
Assets:				
Cash and Due from Banks	534,516	389,588	144,927	876,989
Call Loans	280,967	68,054	212,912	352,514
Receivables under Securities Borrowing Transactions	246,670	-	246,670	-
Bills Bought	-	-	-	39,800
Monetary Claims Bought	602,185	356,987	245,197	582,553
Trading Assets	465,968	332,349	133,618	438,031
Money Held in Trust	19,594	14,484	5,109	14,768
Securities	5,831,736	6,599,034	(767,298)	5,938,057
Loans and Bills Discounted	10,872,232	10,239,103	633,129	10,352,598
Foreign Exchanges	4,512	4,526	(13)	3,104
Other Assets	893,571	664,224	229,347	1,098,778
Premises and Equipment	—	94,422	—	93,237
Tangible Fixed Assets	73,471	—	—	—
Intangible Fixed Assets	22,338	—	—	—
Customers' Liabilities for Acceptances and Guarantees	861,628	657,838	203,790	648,335
Reserve for Possible Loan Losses	(65,747)	(53,828)	(11,919)	(66,501)
Reserve for Losses on Investment Securities	(299)	(651)	351	(535)
Total Assets	20,643,345	19,366,134	1,277,211	20,371,732
Liabilities:				
Deposits	11,272,436	9,726,168	1,546,267	10,316,161
Negotiable Certificates of Deposit	2,066,819	1,987,703	79,116	2,421,656
Call Money	194,355	223,451	(29,096)	123,523
Payables under Repurchase Agreements	1,010,147	1,319,568	(309,421)	983,715
Payables under Securities Lending Transactions	206,336	658,748	(452,411)	703,050
Bills Sold	-	505,400	(505,400)	545,500
Trading Liabilities	58,749	42,863	15,885	72,848
Borrowed Money	981,440	449,624	531,816	501,049
Foreign Exchanges	328	244	84	157
Short-term Corporate Bonds	368,968	248,200	120,768	331,600
Bonds and Notes	260,586	192,700	67,886	192,700
Borrowed Money from Trust Account	1,418,321	1,710,183	(291,861)	1,733,446
Other Liabilities	701,190	515,539	185,651	614,763
Reserve for Employees' Bonus	883	819	63	3,786
Reserve for Employee Retirement Benefits	193	190	3	195
Deferred Tax Liabilities	90,626	53,673	36,952	76,782
Deferred Tax Liabilities for Land Revaluation	6,408	6,539	(130)	6,410
Acceptances and Guarantees	861,628	657,838	203,790	648,335
Total Liabilities	19,499,422	18,299,456	1,199,965	19,275,682
Stockholders' Equity:				
Capital Stock	—	287,053	—	287,283
Capital Surplus:	—	240,472	—	240,703
Capital Surplus Reserve	—	240,472	—	240,703
Retained Earnings:	—	306,955	—	327,379
Earned Surplus Reserve	—	46,580	—	46,580
Voluntary Reserves	—	191,870	—	191,870
Unappropriated Profits at End of the Period:	—	68,504	—	88,929
Net Income	—	68,121	—	88,497
Revaluation Reserve for Land, Net of Taxes	—	(3,633)	—	(3,740)
Net Unrealized Gains on Securities Available for Sale, Net of Taxes	—	236,385	—	244,674
Treasury Stock	—	(555)	—	(251)
Total Stockholders' Equity	—	1,066,677	—	1,096,049
Total Liabilities and Stockholders' Equity	—	19,366,134	—	20,371,732
Net Assets:				
Owners' Equity:	912,410	—	—	—
Capital Stock	287,461	—	—	—
Capital Surplus:	240,883	—	—	—
Capital Surplus Reserve	240,880	—	—	—
Other Capital Surplus	2	—	—	—
Retained Earnings:	384,417	—	—	—
Earned Surplus Reserve	46,580	—	—	—
Other Retained Earnings:	337,836	—	—	—
Reserve for Overseas Investment Losses	0	—	—	—
Other Voluntary Reserve	251,870	—	—	—
Earned Surplus Brought Forward	85,966	—	—	—
Treasury Stock	(351)	—	—	—
Valuation and Translation Adjustments:	231,512	—	—	—
Net Unrealized Gains on Securities Available for Sale, Net of Taxes	247,612	—	—	—
Net Deferred Losses on Hedging Instruments, Net of Taxes	(12,363)	—	—	—
Revaluation Reserve for Land, Net of Taxes	(3,735)	—	—	—
Total Net Assets	1,143,923	—	—	—
Total Liabilities and Net Assets	20,643,345	—	—	—

Non-Consolidated Statement of Income

(Millions of Yen)

	Dec-06	Dec-05	Change	Mar-06
Operating Income:				
Trust Fees	46,801	43,461	3,339	68,900
Interest Income:	238,290	187,907	50,383	265,252
Interest on Loans and Discounts	128,432	97,729	30,702	132,754
Interest and Dividends on Securities	89,421	78,869	10,552	117,376
Fees and Commissions	65,192	66,376	(1,184)	98,583
Trading Income	5,053	3,658	1,394	6,317
Other Operating Income	25,467	31,095	(5,628)	40,545
Other Income	12,570	49,060	(36,490)	78,527
Total Operating Income	393,375	381,561	11,813	558,127
Operating Expenses:				
Interest Expenses:	134,859	87,019	47,839	122,323
Interest on Deposits	64,242	40,107	24,135	55,696
Fees and Commissions	28,364	27,223	1,141	37,278
Trading Expenses	-	338	(338)	812
Other Operating Expenses	7,039	12,851	(5,811)	33,747
General and Administrative Expenses	88,640	93,475	(4,834)	125,840
Other Expenses	12,806	54,628	(41,822)	89,831
Total Operating Expenses	271,710	275,537	(3,826)	409,834
Operating Profits	121,665	106,024	15,640	148,293
Extraordinary Profits	3,122	5,393	(2,270)	1,736
Extraordinary Losses	1,268	543	724	1,449
Income before Income Taxes and Others	123,519	110,873	12,645	148,580
Provision for Income Taxes and Others:				
Current	21,795	62	21,732	82
Deferred	20,356	42,689	(22,333)	60,000
Net Income	81,367	68,121	13,246	88,497